

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 7, 2007

Mr. Richard P. Elliott
Park-Ohio Holdings Corp.
23000 Euclid Avenue
Cleveland, Ohio 44117

> **RE: Park-Ohio Holdings Corp.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 16, 2007**
> **File # 0-3134**

Dear Mr. Elliott:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006
General

1. Please provide us, and include in future filings, a schedule of your valuation and qualifying accounts as required by Rule 12-09 of Regulation S-X.

Consolidated Statements of Shareholders' Equity, page 37

2. Please explain to us what the $1,889 entry for a tax valuation allowance reversal in fiscal 2006 represents and why this amount was recorded through Holding's equity.

Note A. Summary of Significant Accounting Policies, Accounting for Asset Retirement Obligations, page 41

3. We note that you have not recognized certain asset retirement obligations because you believe it is not possible to reasonably estimate the fair value of these liabilities since the potential settlement dates cannot be determined. If the amount of liabilities you are unable to reasonable estimate could be material to your financial statements, it appears to us that additional disclosures regarding the potential magnitude of these liabilities may be useful. Please revise your critical accounting policies in future filings to: disclose and discuss the material assumptions regarding your asset retirement obligations; quantify the number of manufacturing operations for which you are unable to reasonably estimate an asset retirement obligation; and provide a potential range of cash flows, based on current costs, that would be required to settle your asset retirement obligations if they were settled in the near term. Please provide your proposed disclosures on a supplemental basis.

Note F. Accrued Expenses, page 50

4. In future filing, please present an analysis of the product warranty accrual for each year that an income statement is presented as required by paragraph 14.b. of FIN 45.

Item 9A. Controls and Procedures, page 63

5. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported as and when required. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without defining them. See Exchange Act Rule 13a-15(e).

Exhibits 31.1 and 31.2

6. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way.

In addition, the certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief